Eric Blanchard +1 212 479 6565 eblanchard@cooley.com	Via EDGAR

April 14, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Doris Stacey Gama Joe McCann

Re:	Compugen Ltd. Registration Statement on Form F-3 Filed March 30, 2023 File No. 333-270985

Dear Ms. Gama and Mr. McCann:

On behalf of Compugen Ltd. (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated April 5, 2023 with respect to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed on March 30, 2023. Concurrently with the submission of this response letter, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”). In addition to addressing the Comment raised by the Staff in its letter, the Company has included other revisions to its disclosure in the Amended Registration Statement.

Set forth below is the Company’s response to the Comment. For your convenience, we have incorporated into this response letter in italics the Staff’s Comment followed by the Company’s response.

Registration Statement on Form F-3

General

1.
Please disclose the recent bankruptcy of SVB Securities’ parent company and describe any impact that it may have on your at-the-market offering or SVB Securities’ ability to perform its selling agent duties in that offering. If you do not expect the bankruptcy to have any impact on the offering or SVB Securities’ ability to serve as selling agent, disclose why and provide the basis for that belief. Revise the risk factor disclosure on page S-7 or add a new risk factor to describe any risks that may arise as a result of the bankruptcy. If you do not believe that a description of any such risks is necessary, disclose why and provide the basis for that belief.

RESPONSE: In response to the Staff’s Comment, the Company has added disclosure to the Plan of Distribution section on page S-19 of the ATM prospectus supplement included in the Amended Registration Statement regarding the bankruptcy filing of SVB Financial Group (“SVBFG”), the ultimate parent of SVB Securities LLC (“SVB Securities”) and the impact the filing may have on the Company’s at-the-market offering or on SVB Securities’ ability to perform its selling agent duties in connection with the at-the-market offering. However, for the reasons discussed below, the Company does not believe that a risk factor describing the bankruptcy is necessary.

Cooley LLP 55 Hudson Yards New York, New York 10001-2157 t: (212) 479-6000 f: (212) 479-6275 cooley.com

United States Securities and Exchange Commission April 14, 2023 Page Two

Based solely on information provided to the Company by SVB Securities, the Company respectfully advises the Staff of its understanding that:

⦁
SVB Securities (previously known as SVB Leerink, and before that Leerink Partners), is a broker-dealer, registered with the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, each state and various other self-regulatory organizations. SVB Securities provides investment banking services across the healthcare and technology sectors. SVB Securities focuses on the following product and service offerings: capital raising, M&A advisory, structured finance, equity research, and sales and trading.

⦁
SVB Securities was acquired by SVBFG in January 2019.  At all times since the acquisition, SVB Securities has been a wholly-owned indirect subsidiary of SVBFG. There has never been any cross-ownership between any of SVBFG’s other past or present operating units, including Silicon Valley Bank. SVB Securities conducts its day-to-day operations under the supervision of its own management, with its own employees, that do not overlap with the management and employees of SVBFG or SVBFG’s other subsidiaries. SVB Securities holds and operates with its own capital, that is separate from and not commingled with assets of the other SVBFG operations. SVB Securities operates independently of, and is not dependent upon, SVBFG or any of SVBFG’s other subsidiaries.

⦁
Prior to March 10, 2023, SVBFG owned and operated Silicon Valley Bank, a state-chartered bank. On March 10, 2023, the California authorities closed Silicon Valley Bank and appointed the Federal Deposit Insurance Corporation (the “FDIC”) as receiver. The FDIC subsequently disclosed that it sold the deposits and loans of Silicon Valley Bank to First Citizens Bank. As noted above, SVB Securities is a separate legal entity from Silicon Valley Bank. SVB Securities has advised the Company that at no time did any of the entities that comprised the Silicon Valley Bank business unit own any of the equity in SVB Securities; nor did Silicon Valley Bank hold any of SVB Securities’ bank deposits or other investments comprising SVB Securities’ regulatory capital. As such, the FDIC transactions relating to Silicon Valley Bank had no direct impact on SVB Securities or its operations.

⦁
On March 17, 2023, SVBFG commenced its voluntary Chapter 11 proceeding to preserve value. Neither SVB Securities nor any of its assets is included in the Chapter 11 filing. SVB Securities continues to operate in the ordinary course and is not subject to oversight by any bankruptcy court. SVB Securities has advised the Company that it has not been requested, nor does it presently intend, to provide any financial assistance or capital to SVBFG during the pendency of the Chapter 11 proceeding. In connection with SVBFG’s voluntary bankruptcy filing, SVBFG announced that it is evaluating strategic alternatives for its businesses, including SVB Securities.

⦁
SVB Securities has informed the Company that it is well-capitalized in excess of regulatory net capital requirements. SVB Securities’ Statement of Financial Condition filed with the U.S. Securities and Exchange Commission as part of its FOCUS Report disclosed that, as of December 31, 2022, SVB Securities had regulatory net capital of approximately $133.2 million, which was approximately $112.6 million in excess of its required net capital as of that date. SVB Securities has informed the Company that, as of March 31, 2023, its excess regulatory net capital remained approximately $112 million. SVB Securities has advised the Company that, because SVB Securities is not part of the SVBFG bankruptcy filing, creditors of SVBFG do not have any claims to any assets of SVB Securities.

Cooley LLP 55 Hudson Yards New York, New York 10001-2157 t: (212) 479-6000 f: (212) 479-6275 cooley.com

United States Securities and Exchange Commission
April 14, 2023
Page Three

The Company further respectfully advises the Staff that the Company and SVB Securities have a long-standing relationship. SVB Securities was the lead-left bookrunner for the Company’s March 2020 underwritten public offering and SVB Securities has also been the sales agent for the Company’s at-the-market offering since January 31, 2023. The Company selected SVB Securities as its selling agent for its at-the-market offering based on this relationship and SVB Securities’ experience in these types of transactions.

Finally, the Company notes that the Sales Agreement that the Company entered into with SVB Securities does not constitute a commitment by SVB Securities to underwrite or otherwise place any of the Company’s ordinary shares. Instead, SVB Securities has agreed to use its commercially reasonable efforts to sell shares on the Company’s behalf if and when the Company delivers a placement notice to SVB Securities, all in amounts and at prices set forth in such notice. The Company may terminate the Sales Agreement at any time by giving SVB Securities five days’ prior notice.

Based on the foregoing, the Company does not believe that the bankruptcy of SVBFG or SVBFG’s evaluation of strategic alternatives with respect to SVB Securities will have any impact on the at-the market-offering or SVB Securities’ ability to serve as the Company’s sales agent. Furthermore, the Company does not believe that a risk factor related to the bankruptcy is necessary or useful for investors in making an investment decision given the independence of SVB Securities’ operations from those of SVBFG and Silicon Valley Bank. Accordingly, the Company has added disclosure requested by the Staff regarding the bankruptcy and its impact on the offering to the Plan of Distribution section of the ATM prospectus supplement. However, the Company has not added a risk factor to the Amended Registration Statement.

*          *          *

We hope that the foregoing has been responsive to the Staff’s Comment. Please contact me at (212) 479-6565 with any questions or further comments regarding our response.

Sincerely,

Cooley LLP

/s/ Eric Blanchard

Eric Blanchard

cc:          Eran Ben Dor, Compugen Ltd.
Alberto Sessa, Compugen Ltd.
Daniel I. Goldberg, Cooley LLP

Cooley LLP 55 Hudson Yards New York, New York 10001-2157 t: (212) 479-6000 f: (212) 479-6275 cooley.com